

Statement of Financial Condition

Wells Fargo Advisors Financial Network, LLC

(A Wholly Owned Limited Liability Company of Wachovia
Securities Financial Holdings, LLC)

December 31, 2019

(With Report from Independent Registered Public Accounting Firm Thereon)

WELLS FARGO ADVISORS FINANCIAL NETWORK, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Statement of Financial Condition

December 31, 2019

(With Report from Independent Registered Public Accounting Firm Thereon)

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	FACING PAGE Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NUMBER 8-28721

REPORT FOR THE PERIOD BEGINNING ___01/01/19___ AND ENDING ___12/31/19___
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wells Fargo Advisors Financial Network, LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One North Jefferson

                                         (No. and Street)

St. Louis   **MO**   **63103**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathy Barney   **314-875-2463**

                                         (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

10 South Broadway	St. Louis	MO	63102
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kathy Barney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Wells Fargo Advisors Financial Network, LLC, as of December 31, 2019, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

None

Name: Kathy Barney
Title: Chief Financial Officer

Notary Public

NOTARY SEAL

MICHELE PEVEHOUSE
MY COMMISSION EXPIRES
4-3-2021
#13405550
ST. LOUIS COUNTY
NOTARY PUBLIC, STATE OF MISSOURI

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income (Loss) or, if there is other comprenhensive income in the period(s) presented, a Statement of Comprenhensive Income (as defined in 210.1-02 of Regulatiaon S-X).
	(d)	Statement of Changes in Financial Condition
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers
Wells Fargo Advisors Financial Network, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wells Fargo Advisors Financial Network, LLC (the Company) as of December 31, 2019, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2001.

St. Louis, Missouri
February 28, 2020

WELLS FARGO ADVISORS FINANCIAL NETWORK, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)
Statement of Financial Condition
December 31, 2019
(Dollars in thousands)

Assets

Cash	$	46,195
Securities owned, at fair value		204,147
Receivable from brokers, dealers and clearing organizations		16,071
Loans and notes receivable from independent financial advisors, net		207,905
Other assets		22,270
Total assets	$	496,588

Liabilities and Member's Equity

Commissions payable	$	66,890
Accrued compensation and benefits		17,428
Accrued expenses and other liabilities		2,131
Total liabilities		86,449
Member's equity		410,139
Total liabilities and member's equity	$	496,588

The accompanying notes are an integral part of this Statement of Financial Condition.

WELLS FARGO ADVISORS FINANCIAL NETWORK, LLC

Notes to Statement of Financial Condition

Year ended December 31, 2019

(Dollars in thousands)

(1)   Organization and Basis of Presentation

Wells Fargo Advisors Financial Network, LLC (the Company) is a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC (WSFH), which is a wholly owned subsidiary of Everen Capital Corporation (Everen), which is a wholly owned subsidiary of Wells Fargo & Company (WFC). WSFH serves as the holding company for the retail brokerage and clearing businesses headquartered in Saint Louis, Missouri. WSFH's principal operating subsidiaries are the Company and Wells Fargo Clearing Services, LLC (WFCS).

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC), an introducing broker with the Commodity Futures Trading Commission (CFTC) and is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Investors Protection Corporation (SIPC) and the National Futures Association (NFA).

The Company clears substantially all customer security transactions through WFCS on a fully-disclosed basis. The Company clears customer commodities transactions through ADM Investor Services, Inc. on a fully-disclosed basis. Accordingly, the Company does not carry securities accounts for customers or perform custodian functions relating to customer securities. As such, the Company is exempt from the provisions of SEC's Securities Exchange Act Rule 15c3-3 (the Customer Protection Rule). At December 31, 2019, no cash or securities were required to be segregated under the Commodity Exchange Act (CEA) as there were no funds deposited by customers held by the Company or funds accruing to customers owned by the Company as a result of trades or commodities contracts.

The principal business of the Company is to provide an integrated platform for securities and commodities brokerage, investment advisory and asset management services to independent financial advisors.

(2)   Summary of Significant Accounting Policies

The Company's Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), the most significant of which are summarized below.

Securities Transactions

Customer securities and commodities positions are not reflected in the Statement of Financial Condition as the Company does not have title to these assets.

Fair Value

Receivable from brokers, dealers and clearing organizations, and commissions payable are recorded at contracted amounts that approximate fair value. The fair value of certain of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or the variable interest rates of many of these instruments.

Securities owned are recorded at fair value which is determined using quoted market or dealer prices, third-party pricing services or other relevant observable information.

The Company categorizes its assets and liabilities that are accounted for at fair value in the Statement of Financial Condition into a fair value hierarchy as defined by US GAAP. The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities (see Note 3).

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company does not provide for income taxes under Financial Accounting Standards Board Accounting Standards Codification (ASC) 740, *Income Taxes*. The Company's taxable income is reported in the tax return of Everen. There are no tax sharing agreements between the Company and Everen. Certain states and local jurisdictions may subject the Company to entity-level taxation as a single member limited liability company. The Company files tax returns in various states and local jurisdictions and is subject to income tax examinations by tax authorities for years 2007 and forward.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the Statement of Financial Condition. Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2019, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Other

Other assets consist primarily of accrued revenue and prepaid expenses. Accrued expenses and other liabilities consist primarily of legal reserves and vendor payables.

Accounting guidance not yet adopted

ASU 2016-13 Measurement of Credit Losses on Financial Instruments (Topic 326) changes the accounting for credit losses on loans and debt securities. For loans and held-to-maturity debt securities, the new guidance requires a current expected credit loss (CECL) approach to determine the allowance for credit losses. CECL requires loss estimates for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts. The Company adopted the new guidance on January 1, 2020 with a cumulative-effect

adjustment to retained earnings as of the beginning of the year of adoption. The new guidance had an immaterial impact on the Company's Statement of Financial Condition.

(3)   Fair Value Measurement

The Company groups its financial assets and liabilities measured at fair value in three levels, based on markets in which these assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets.

- Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques in which all significant assumptions are observable in the market.

- Level 3 - Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models, and similar techniques.

Securities owned are recorded at fair value on a recurring basis. Fair value measurement is based upon various sources of market pricing. The Company uses quoted prices in active markets where available and will classify such instruments as Level 1 of the fair value hierarchy. Examples include certain equity securities and some highly liquid government securities such as U.S. government obligations.

Securities traded in secondary markets are typically valued using unadjusted vendor prices. These prices are reviewed and may be adjusted using quoted market prices for similar securities if determined necessary. These securities are classified as Level 2 of the hierarchy. Examples include bankers' acceptances, commercial paper and certificates of deposit, certain U.S. government and agency obligations, state and municipal government obligations, corporate obligations and certain equity securities.

The balances of assets measured at fair value by level as of December 31, 2019, are as follows:

	Total	Level 1	Level 2	Level 3
Securities owned:				
U.S. government and agency obligations	204,147	204,147	—	—
	$ 204,147	204,147	—	—

WELLS FARGO ADVISORS FINANCIAL NETWORK, LLC

Notes to Statement of Financial Condition

Year ended December 31, 2019

(Dollars in thousands)

(4) Loans and Notes Receivable from Independent Financial Advisors, Net

Loans and notes receivable from independent financial advisors represent amounts provided to independent financial advisors primarily as recruitment and other performance incentives. Certain amounts provided to independent financial advisors as loans or notes receivable are repaid either as a percentage of the independent financial advisor's gross production or on a fixed repayment schedule. The amortization period for these loans does not exceed ten years.

The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible. Loans and notes receivable from independent financial advisors are reported net of the allowance for doubtful accounts of $5,380 as of December 31, 2019.

(5) Dividends

For the year ended December 31, 2019, the Company declared and paid $100,000 in dividends to WSFH. The Company's ability to make capital and certain other distributions is subject to the rules and regulations of the SEC, FINRA and various other regulatory agencies and exchanges.

(6) Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Net Capital Rule), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method, permitted by the Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to $250. The Company is also subject to the CFTC's minimum financial requirements set forth in Regulation 1.17 of the CEA, which requires that the Company maintain minimum net capital, as defined, equal to $250. At December 31, 2019, the Company had net capital of $178,008 which was $177,758 in excess of its required minimum net capital of $250.

(7) Employee Benefits

Defined Contribution Retirement Plans

WFC sponsors a qualified defined contribution retirement plan (the 401(k) Plan). Under the 401(k) Plan, after one month of service, eligible employees may contribute up to 50% of their certified compensation, subject to statutory limits. Eligible employees who complete one year of service are eligible for quarterly company matching contributions, which are generally dollar for dollar up to 6% of an employee's eligible certified compensation. Matching contributions are 100% vested. The 401(k) Plan includes an employer discretionary profit sharing contribution feature to allow WFC to make a contribution to eligible employees' 401(k) Plan accounts for a plan year. Eligible employees who complete one year of service are eligible for profit sharing contributions. Profit sharing contributions are vested after three years of service.

Stocked-Based Compensation Plans

The Company participates in various stock-based compensation plans of WFC under which restricted shares, restricted stock rights (RSRs) and performance share awards (PSAs) may be

(Dollars in thousands)

granted periodically to certain employees. Restricted stock RSRs and PSAs generally vest over three to five years, during which time the holder may be entitled to receive additional RSRs, PSAs or cash payments equal to the cash dividends that would have been paid had the RSRs or PSAs been issued and outstanding shares of common stock. RSRs and PSAs granted as dividend equivalents are subject to the same vesting schedule and conditions as the underlying award.

Other

WFC provides health care and other benefits for certain active and retired employees. The Company reserves the right to amend, modify or terminate any of the benefits at any time.

(8) Transactions with Related Parties

Line of Credit with Affiliate

The Company has a variable rate revolving unsecured line of credit agreement (the LOC Agreement) with WFCH maturing on March 22, 2022. Under the terms of the LOC Agreement, the Company may, from time to time, borrow funds for general operating purposes provided that aggregate borrowings under the LOC Agreement do not exceed $100,000 at any one time. The principal amount of the LOC Agreement is due at maturity, but the Company can repay earlier. The interest rate on this loan is based on a three-month LIBOR rate plus 61 basis points. At December 31, 2019, the Company had $33 outstanding on this line of credit which is included in accrued expenses and other liabilities on the Statement of Financial Condition.

Services Provided by Affiliates

The Company has service agreements with WFC and its affiliates under which the Company receives certain technology and systems, operations product support and general and administrative support services.

The Company receives mutual fund, postage and occupancy services from affiliates.

Clearing Services

The Company has a fully-disclosed clearing agreement with WFCS to clear its securities transactions. The agreement provides for the Company to pay WFCS on a per trade basis.

WFCS collects revenues on behalf of the Company for customer transactions. At December 31, 2019, the Company has a $16,071 receivable from WFCS for these revenues and is classified as receivable from brokers, dealers and clearing organizations on the Statement of Financial Condition.

WFCS also funds margin and non-purpose loans for the Company’s customers.

Bank Sweep

WFCS collects revenues from affiliated banks under which it offers a bank deposit product that allows customers’ available cash balances to be swept into overnight deposit accounts.

WELLS FARGO ADVISORS FINANCIAL NETWORK, LLC

Notes to Statement of Financial Condition

Year ended December 31, 2019

(Dollars in thousands)

Other

At December 31, 2019, the Company had $3,569 outstanding from WFC and its affiliates, which is included in receivable from affiliates in the Statement of Financial Condition. The Company owed $82 to WFC and its affiliates, which is included in accrued expenses and other liabilities in the Statement of Financial Condition.

The transactions with affiliates described above and the effect thereof on the accompanying Statement of Financial Condition may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

(9)   Commitments and Contingent Liabilities

Litigation and regulatory matter contingencies

The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising from the conduct of the Company's business activities. Although there can be no assurances as to the ultimate outcome, the Company has generally denied, or believes it has a meritorious defense and will deny, liability in all significant litigation pending against the Company, and it intends to defend vigorously each case. Reserves are established for legal claims when payments associated with the claims become probable and the costs can be reasonably estimated. The actual costs of resolving legal claims may be substantially higher or lower than the amounts reserved for those claims. Based on information currently available, advice of counsel, available insurance coverage and established reserves, the Company believes that the eventual outcome of such matters will not, individually or in the aggregate, have a material adverse effect on the Company's financial position. However, in the event of unexpected future developments, it is possible that the ultimate resolution of those matters, if unfavorable, may be material to the Company's results of operations for any particular period.

On February 2, 2018, WFC entered into a consent order with the Board of Governors of the Federal Reserve System (FRB). As required by the consent order, the WFC Board of Directors submitted to the FRB a plan to further enhance its governance and oversight of WFC, and WFC submitted to the FRB a plan to further improve WFC's compliance and operational risk management program. WFC continues to engage with the FRB as WFC works to address the consent order provisions. The consent order requires WFC, following the FRB's acceptance and approval of the plans and WFC's adoption and implementation of the plans, to complete an initial third-party review of the enhancements and improvements provided for in the plans. Until this third-party review is complete and the plans are approved and implemented to the satisfaction of the FRB, WFC's total consolidated assets will be limited to the level as of December 31, 2017. Compliance with this asset cap will be measured on a two-quarter daily average basis to allow for management of temporary fluctuations. As of the end of 2019, WFC's total consolidated assets, as calculated pursuant to the requirements of the consent order, were below WFC's level of total assets as of December 31, 2017. Additionally, after removal of the asset cap, a second third-party review must also be conducted to assess the efficacy and sustainability of the enhancements and improvements.

Other contingencies

In the normal course of business, the Company's customer activities involve the execution and settlement of various securities and commodities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company introduces its customer transactions on a fully-disclosed basis to an affiliated clearing broker, WFCS, with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of the clearance agreement. In connection with this agreement, the Company has agreed to indemnify WFCS for losses that WFCS may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. At December 31, 2019, substantially all customer obligations were collateralized by customer securities held at WFCS with a fair value in excess of the obligations.

(10) Subsequent Events

The Company has evaluated the effects of events that have occurred subsequent to December 31, 2019 through February 28, 2020, the date the Company issued its Statement of Financial Condition. During this period, there have been no material subsequent events that would require recognition or disclosure in the Statement of Financial Condition.